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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 AMENDMENT NO. 1

                                       TO

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                         PURSUANT TO SECTION 14(d)(4) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

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                             EIS INTERNATIONAL, INC.
                            (Name of Subject Company)

                             EIS INTERNATIONAL, INC.
                        (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    268539103
                      (CUSIP Number of Class of Securities)

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                                JAMES E. MCGOWAN
                CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                             EIS INTERNATIONAL, INC.
                               555 HERNDON PARKWAY
                             HERNDON, VIRGINIA 20170
                                 (703) 478-9808
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of
                          the person filing statement)

                                 With a copy to:

                             RANDALL S. PARKS, ESQ.
                                HUNTON & WILLIAMS
                              951 EAST BYRD STREET
                          RIVERFRONT PLAZA, EAST TOWER
                          RICHMOND, VIRGINIA 23219-4074
                                 (804) 788-8200

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     This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, originally filed with the Securities and Exchange Commission on December 23, 1999 (the "Schedule 14D-9" by EIS International,
Inc., a Delaware corporation (the "Company"). The Schedule 14D-9 was filed in connection with the tender offer made by SERSys Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of SER
(USA), Inc., a Delaware corporation that is a wholly owned subsidiary of SER Systeme AG, a German corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock") and their associated rights (the "Rights") to purchase Series A Preferred Stock, par value $0.01, pursuant to that certain Rights Agreement, dated as of May 16, 1997 between Company and BankBoston N.A., as amended, (the "Rights Agreement") (such Rights, together with the Common Stock, are collectively referred to herein as the "Shares"), at a purchase price of $6.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 1999, and in the related
Letter of Transmittal, each as previously submitted to the holders of the Company's Shares (the Offer to Purchase and the Letter of Transmittal, as may be amended from time to time, constitute the "Offer"). Copies of the Offer to Purchase and Letter of Transmittal are attached as Exhibit (a)(1) and (a)(2) to the Schedule 14D-9. The Offer is being made pursuant to an Agreement and Plan of Merger dated as of December 17, 1999 (the "Merger Agreement") by and among Parent, Purchaser and the Company.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     Item 4 is hereby amended and supplemented by the addition of the following information thereto:

     The fairness opinion (the "Fairness Opinion") of the Company's financial advisor, Updata Capital, Inc. ("Updata") is addressed solely to the Company's Board of Directors (the "Company Board") for the use of such directors in their capacity as members of the Company Board in connection with their review and evaluation of the Offer and Merger. The Fairness Opinion may not be relied upon by any person other than the directors in their capacity as members of the Company Board without the prior written consent of Updata. Accordingly, under the terms of the Fairness Opinion, no Company stockholder may rely or allege any reliance on Updata's Fairness Opinion or analysis in connection with the stockholder's consideration of the merits of the Offer or Merger or otherwise. It is Updata's position that its duties in connection with the Fairness Opinion are solely to the Company Board, and that it has no legal responsibility to any other persons, including the Company's stockholders. Updata would likely assert the substance of this disclaimer as a defense to claims, if any, that might be brought against it by a Company stockholder with respect to the Fairness Opinion. However, Updata is not aware of any definitive court ruling on the availability to a financial advisor of this defense to stockholder liability with respect to a fairness opinion. That issue would need to be resolved by a court of competent jurisdiction. In any event, the availability or non-availability of this defense will have no effect on Updata's rights, responsibilities or liabilities under the federal securities laws, or the rights and responsibilities of the Company Board under the Delaware General Corporation Law or under the federal securities laws. Updata has consented to the reproduction of the Fairness Opinion as an Exhibit to the Schedule 14D-9.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:    January 19, 2000                 EIS INTERNATIONAL, INC.



                                          By:          /s/ James E. McGowan
                                              ----------------------------------
                                              Name:    James E. McGowan
                                              Title:   Chairman of the Board and
                                                       Chief Executive Officer